                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934



                                  PhyCor, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    71940F10
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                               Patrick T. Hackett
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 23, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 71940F10                                            Page 2 of 16 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.               I.D. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                7,255,135
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                7,255,135
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,597,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 71940F10                                            Page 3 of 16 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                7,597,000
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                7,597,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,597,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 71940F10                                            Page 4 of 16 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC                      I.D. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
----------- --------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                7,597,000
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                7,597,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           7,597,000
----------- --------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.0%
----------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 71940F10                                            Page 5 of 16 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Netherlands Equity Partners I, C.V.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
----------- --------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           The Netherlands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                227,910
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                227,910
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           7,597,000
----------- --------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.0%
----------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 71940F10                                            Page 6 of 16 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Netherlands Equity Partners II, C.V.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
----------- --------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           The Netherlands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                151,940
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                151,940
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           7,597,000
----------- --------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.0%
----------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 71940F10                                            Page 7 of 16 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Netherlands Equity Partners III, C.V.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
----------- --------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           The Netherlands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                37,985
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                37,985
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           7,597,000
----------- --------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.0%
----------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 5 amends the Schedule 13D filed on December 28, 1998 (the "Initial Filing"), as amended by Amendment No. 1 to the Schedule 13D filed on January 4, 1999, Amendment No. 2 to the Schedule 13D filed on January 13, 1999, Amendment No. 3 to the Schedule 13D filed on March 8, 1999 and Amendment No. 4 to the Schedule 13D filed on June 17, 1999 (collectively with the Initial Filing, the "Schedule 13D"), on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"). In addition, Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEPI"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEPII") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEPIII" and, together with WPNEPI, WPNEPII and WPEP, the "Investors") are included as Reporting Entities in this Amendment No. 5.

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Initial Filing.

     Item 3
     ------

     The second paragraph of Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     The total amount of funds required by the Investors to purchase the Series A Notes (as defined in Item 4) will be


                                  8 of 16 Pages

$100,000,000, and will be furnished from the working capital of the Investors. The total amount of funds required by the Investors to purchase the Series B Notes (as defined in Item 4) will be $100,000,000, and will be furnished from the working capital of the Investors.

     Item 4
     ------

                Item 4 is hereby amended by adding the following:

               AMENDMENT TO THE AGREEMENT TO PURCHASE ZERO COUPON
                         CONVERTIBLE SUBORDINATED NOTES

     On August 23, 1999, the Investors and WP entered into an Amendment to Securities Purchase Agreement with the Company (the "Amendment"), which amended certain of the terms of the Securities Purchase Agreement, dated as of June 15, 1999, by and among the Company and the Investors (the "Purchase Agreement"). Pursuant to the Amendment, the Company has agreed to issue and sell and the Investors have agreed to purchase Series A Zero Coupon Convertible Subordinated Notes due 2014 in the total principal amount at maturity of $266,390,207 (the "Series A Notes"). In addition, under certain conditions described below, the Company has agreed to issue and sell and the Investors have agreed to purchase Series B Zero Coupon Convertible Subordinated Notes due 2014 in the total principal amount at maturity of $266,390,207 (the "Series B Notes, and together with the Series A Notes, the "Notes").

     The purchase of the Notes is subject to the satisfaction or waiver of certain conditions, including certain regulatory


                                  9 of 16 Pages
approvals. In addition, the sale of the Series B Notes to the Investors (the "Series B Transaction") is subject to the approval of the Company's shareholders at a special meeting of shareholders to be called by the Company's Board of Directors as soon as reasonably practicable after the sale and purchase of the Series A Notes (the "Special Meeting").

     Upon the approval of the Series B Transaction by the shareholders of the Company at the Special Meeting, the Company will sell all of the Series B Notes to the Investors and the Investors will be obligated to purchase all of the Series B Notes from the Company. Notwithstanding the foregoing, in the event the shareholders of the Company approve the Series B Transaction, the Company and the Investors may mutually determine that the Company will sell less than all of the Series B Notes to the Investors and that the Investors will purchase less than all of the Series B Notes from the Company.

     In the event the shareholders of the Company fail to approve the Series B Transaction, the Company will have no obligation to sell the Series B Notes to the Investors and the Investors will have no obligation or right to purchase the Series B Notes form the Company.

     Under the terms of the Amendment, the Investors may convert the Notes into shares of Common Stock, no par value per share, of the Company (the "Common Stock") at any time on or before the final maturity date of the Notes at an initial conversion price of $6.67 per share, subject to certain anti-dilution adjustments.


                                 10 of 16 Pages

If the Series A Notes were outstanding on the date of this filing, the Series A Notes would be convertible into 14,992,441 shares of the Common Stock. If the Series B Notes were outstanding on the date of this filing, the Series B Notes would be convertible into 14,992,441 shares of the Common Stock.

     Permitted Acquisitions. Pursuant to the Amendment, in the event that the Company and the Investors mutually determine that the Company will sell less than all of the Series B Notes or the Series B Transaction is not approved by the Company's shareholders at the Special Meeting, the Investors may acquire additional shares of Common Stock in open-market purchases or otherwise ("Permitted Acquisitions") provided that (i) the Permitted Acquisitions are made no later than six (6) months after such determination by the Company and the Investors or the Special Meeting, (ii) the Permitted Acquisitions do not exceed the product of (a) 15,000,000 shares of Common Stock (subject to appropriate adjustment for any stock split or similar event) multiplied by (b) one minus the quotient of the aggregate principal amount at final maturity of the Series B Notes sold to the Investors divided by $266,390,207, (iii) the aggregate consideration for such Permitted Acquisitions does not exceed the difference between $100,000,000 and the original issue discount value of the aggregate principal amount at final maturity of the Series B Notes sold by the Company to the Investors and (iv) the sum of (a) the number of shares of Common Stock beneficially owned by the Investors as of the date of the Purchase Agreement (before giving effect to the transactions contemplated thereby),


                                 11 of 16 Pages

(b) the number of shares of Common Stock issuable from time to time upon conversion of the Notes and (c) during a period of six months from the earlier of (1) the date the Company and the Investors mutually determine to sell less than all the Series B Notes or (2) the date of the Special Meeting at which the shareholders of the Company fail to approve the Series B Transaction, the Permitted Acquisitions, will not exceed the number of shares of Common Stock equal to 46% of the sum of the then outstanding Common Stock plus the number of shares issuable upon conversion of the issued and outstanding Notes.

     In the event the Company and the Investors mutually determine that the Company will sell less than all of the Series B Notes or the Series B Transaction is not approved by the Company's shareholders, the Investors currently intend to make the Permitted Acquisitions in open-market purchases or otherwise. The actual timing and amount of such purchases will depend on the receipt of all required regulatory approvals and prevailing market conditions at the time of such purchases.


                                 12 of 16 Pages

Item 5
------

     Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     As of August 27, 1999, the Reporting Entities beneficially owned 7,597,000 shares of Common Stock. By reason of their respective relationships with Investors, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which each of the Investors beneficially owns. As of August 27, 1999, 7,597,000 shares of Common Stock represented approximately 10.0% of the outstanding shares of Common Stock, based on the 75,974,496 shares of Common Stock outstanding as of August 23, 1999, as reported in conversations with the Company and its counsel. Upon the acquisition of the Series A Notes in accordance with the terms of the Purchase Agreement and the Amendment, the Reporting Entities will beneficially own 22,589,441 Common Stock, which will represent approximately 24.8% of the shares of Common Stock outstanding. Upon the subsequent acquisition of the Series B Notes in accordance with the terms of the Purchase Agreement and the Amendment, the Reporting Entities will beneficially own 37,581,882 shares of Common Stock, which will represent approximately 35.5% of the shares of Common Stock outstanding.


                                 13 of 16 Pages

     Item 6
     ------

     Item 6 of the Schedule 13D is hereby amended by adding the following:

     The information set forth under the heading "Amendment to the Agreement to Purchase Zero Coupon Convertible Subordinated Notes" in Item 4 is incorporated herein by reference.


                                 14 of 16 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 27, 1999                 WARBURG, PINCUS EQUITY
                                        PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner


                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                            Reuben S. Leibowitz
                                            Partner


Dated:  August 27, 1999                 WARBURG, PINCUS & CO.


                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                            Reuben S. Leibowitz
                                            Partner


Dated:  August 27, 1999                 E.M. WARBURG, PINCUS & CO., LLC


                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                            Reuben S. Leibowitz
                                            Member


Dated:  August 27, 1999                 WARBURG, PINCUS NETHERLANDS
                                        EQUITY PARTNERS I, C.V.

                                        By: Warburg, Pincus & Co.,
                                            General Partner


                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                            Reuben S. Leibowitz
                                            Partner


                                 15 of 16 Pages

Dated:  August 27, 1999                 WARBURG, PINCUS NETHERLANDS
                                        EQUITY PARTNERS II, C.V.

                                        By: Warburg, Pincus & Co.,
                                            General Partner


                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                            Reuben S. Leibowitz
                                            Partner


Dated:  August 27, 1999                 WARBURG, PINCUS NETHERLANDS
                                        EQUITY PARTNERS III, C.V.

                                        By: Warburg, Pincus & Co.,
                                            General Partner


                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                            Reuben S. Leibowitz
                                            Partner


                                 16 of 16 Pages